UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended December 31, 2011

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ [Missing Graphic Reference]

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended December 31, 2011. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On January 12, 2012, we announced our results of operations for the quarter ended December 31, 2011. We issued press releases announcing our results under International Financial Reporting Standards (“IFRS”) in U.S. dollars and Indian rupees, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

On January 12, 2012, we held a press conference to announce our results, which was followed by a question and answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.3.

In our press conference, we used a presentation entitled "Performance of the Infosys group for the Third Quarter ended December 31, 2011", which we have attached to this Form 6-K as Exhibit 99.4.

We have also made available to the public on our web site, www.infosys.com, a fact sheet that provides details on our profit and loss account summary for the quarters ended December 31, 2011 and 2010 (as per IFRS); revenue by geographical segment, service offering, project type, and industry classification; information regarding our client concentration; employee information and metrics; infrastructure information; and consolidated IT services information. We have attached this fact sheet to this Form 6-K as Exhibit 99.5.

On January 12, 2012, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as Exhibits 99.6 and 99.7, respectively.

Our officers held a question and answer session with analysts from CNBC India on January 12, 2012. The transcript of this question and answer session is attached to this Form 6-K as Exhibit 99.8.

We placed advertisements in certain Indian newspapers concerning our results of operations for the quarter ended December 31, 2011, under IFRS. A copy of the form of this advertisement is attached to this Form 6-K as Exhibit 99.9.

We have made available to the public on our web site, www.infosys.com, the following: Unaudited Condensed Financial Statements in compliance with IFRS; Audited Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report; Indian GAAP Standalone Balance Sheet, Standalone Profit and Loss Account, Standalone Cash Flow statement, Notes on Accounts and Auditors Report for the quarter ended December 31, 2011. We have attached these documents to this Form 6-K as Exhibits 99.10, 99.11 and 99.12 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: January 17, 2012	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	IFRS USD Press Release
99.2	IFRS INR Press Release
99.3	Transcript of January 12, 2012 Press Conference
99.4	Presentation: Performance of the Infosys group for the Third Quarter ended December 31, 2011
99.5
Fact Sheet regarding Registrant's Profit and Loss Account Summary for the quarters ended December 31, 2011 and 2010 (as per IFRS); Revenue by Geographical Segment, Service Offering, Project Type, and Industry Classification; Information regarding Client Concentration; Employee Information and Metrics; Infrastructure Information; and Consolidated IT Services Information

99.6	Transcript of January 12, 2012 2:00 p.m. IST Earnings Call
99.7	Transcript of January 12, 2012 6:00 p.m. IST Earnings Call
99.8	Transcript of January 12, 2012 CNBC India Question and Answer session with Company's Officers
99.9	Form of Advertisement placed in Indian Newspapers
99.10	Unaudited Condensed Financial Statements in compliance with IFRS
99.11	Audited Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report
99.12	Indian GAAP Standalone Balance Sheet, Standalone Profit and Loss Account, Standalone Cash Flow statement, Notes on Accounts and Auditors Report for the quarter ended December 31, 2011